Report of Votes of Shareholders

An annual meeting of shareholders of Neuberger Berman Real Estate Securities Income Fund Inc. was held on May 2, 2007 and adjourned to June 6, 2007. Shareholders voted on the following matter: (1) To elect five Class II Directors (one of which is to be elected only by holders of the Funds preferred shares) to serve until the annual meeting of shareholders in 2010, or until their successors are elected and qualified. Class I and III Directors continue to hold office until the annual meeting in 2009 and 2008, respectively. Class I Directors include Faith Colish, Michael M. Knetter, Cornelius T. Ryan, Peter P. Trapp, and Peter
E. Sundman.  Class III Directors include Martha C. Goss, Robert
A. Kavesh, Howard A. Mileaf, Edward I. OBrien, William E. Rulon, and Candace L. Straight.

Proposal 1 To elect five Class II Directors (one of which is to be elected only by holders of the Funds preferred shares) to serve until the annual meeting of shareholders in 2010 or until their successors are elected and qualified.

Common and Preferred Shares

		Votes For 	Votes Withheld Abstentions Broker Non-Votes
C. Anne Harvey 29,149,257.000 294,624.000 	-		-
George Morriss 29,160,906.000 282,975.000  	-		-
Jack Rivkin	29,158,331.000 	285,550.000	 	-		-
Tom D. Seip 29,163,275.000	280,606.000		-		-

Preferred Shares

		Votes For	Votes Withheld	Abstentions Broker Non-Votes
John Cannon	7,784.000	6.000		-		-